EXHIBIT 99.1

Midroog has removed from the Watch List bonds (Series C and D) issued by Internet Gold Lines Ltd. (“Internet Gold” or “the Company “) and affirmed the Aa3.il rating, while changing the outlook to negative from stable

Ramat-Gan, Israel, September 26, 2017 Internet Gold-Golden Lines Ltd. (Nasdaq and TASE: IGLD) announced that Midroog Ltd. has removed from the Watch List bonds (Series C and D) issued by Internet Gold Lines Ltd. (“Internet Gold” or “the Company “) and affirmed the Aa3.il rating, while changing the outlook to negative from stable.

In addition, Midroog assigned an A3.il rating with negative outlook to bonds (Series D) the Company is considering issuing against Series C at a par value of up to NIS 260 million, equivalent to the full par value of outstanding bonds (Series C), without any increase in the amount of the Company’s financial debt.

Below is a Summary of the Rating Rationale as were published by Midroog:

The rating of the Company, whose sole purpose is funding the holding of the controlling interest in Bezeq – The Israeli Telecommunication Corp. Ltd. (hereinafter: “Bezeq” or “the Second-Tier Subsidiary,” Aa2.il/stable) through a 64.78% stake in B Communications Ltd. (“BCOM” or “the Subsidiary,” A1.il/negative), Bezeq’s parent company, is supported by its holding of ultimate control of Bezeq, with the Company relying on the stream of dividends from BCOM for servicing its obligations. Bezeq’s rating serves as the point of departure for rating the obligations of BCOM and Internet Gold, the gap in the rating reflecting the additional credit risk stemming from the subordination of Internet Gold’s debt to that of Bezeq and to the BCOM mezzanine debt, as well as the Company’s dependence on receiving dividends from BCOM, which is its sole source of cash flow. The Company’s financial flexibility depends on the value of BCOM’s shares, which, in turn, is derived from the value of Bezeq’s shares, Bezeq being the main underlying asset and the source of the Company’s ability to refinance its obligations over time.

Bezeq is Israel’s largest and leading communications group, operating in the communications market which is estimated by Midroog at medium business risk mainly in view of intensive competition and high exposure to a regulatory policy that encourages competition. Bezeq’s strong business positioning is supported by a robust brand, wide operational dispersion, significant market share and ownership of a countrywide landline communications infrastructure, that confer on it a strategic and monopolistic standing in the landline sector coupled with a technological edge and business flexibility. In Midroog’s assessment, intensifying competition in the communications market, combined with the effects of regulatory reforms and revenue erosion, present Bezeq with a challenge to maintain high profitability. Midroog foresee in the coming two years a decrease in revenues of Bezeq and somewhat reduced profitability, which, however, will remain relatively high and translate into strong cash flows.

On June 20, 2017, Bezeq, the Company and the Subsidiary reported that the Israel Securities Authority was investigating suspicions of offenses committed under the Securities Law and the Penal Law in connection with transactions involving Bezeq’s controlling shareholder, by officers and position holders in Bezeq and its subsidiary DBS Satellite Services (1998) Ltd. In Midroog’s estimation, the uncertainty surrounding the subject matter of the investigation weighs on the financial flexibility of BCOM and Internet Gold and increases the event risk – i.e. concern about a significant event that could cause a sudden rise in the risk level. Furthermore, it is very difficult to assess the possible implications of the investigation results, if and when indictments are filed, on the Bezeq control permit, the structure of the Bezeq board of directors and Bezeq’s dividend policy, although Midroog estimate that sensitivity to the distribution of dividends by Bezeq has increased due to the event.

Midroog’s base scenario for Internet Gold assumes that the Company will receive its share of the expected stream of dividends from the subsidiary BCOM, amounting to NIS 65 million (the Company’s share) in each of the years 2017 and 2018. The likelihood of receiving the dividend in 2018 has decreased somewhat in view of Midroog’s forecast scenario of a more moderate dividend distribution by Bezeq to BCOM, possibly resulting in a commensurate reduction in the dividend paid by the latter to its shareholders.

Under this scenario, Midroog consider the Company’s level of liquidity to be insufficient. Thus, the liquidity reserves on the Internet Gold balance sheet, together with the dividend Midroog foresee from BCOM during 2017 (based on the dividend declared by Bezeq), support the servicing of the Company’s debt in the next four quarters. However, Midroog estimate that to maintain a liquidity buffer (of NIS 100-200 million), the Company will need to refinance debt already in the short term, or alternatively to sell a part of the shares held by it in BCOM beyond the required control percentage. Based on the dividend Midroog foresee from BCOM in 2018, and without assuming any debt refinancing at this stage, Midroog expect the ICR and DSCR + cash debt service and coverage ratios to be in the range of 1.3-1.6 and 1.5-2.5, respectively.

Midroog judges that the Company’s financial flexibility is supported by the absence of any encumbrance on its holdings in BCOM, particularly the 14.8% beyond the control core, which may be sold or encumbered.

The assignment of a negative outlook mainly reflects Midroog’s assessment of erosion of the Company’s financial profile, due to the decline in the value of BCOM’s shares, which has pushed up the level of leverage, coupled with concern about continuing volatility in the value of BCOM’s shares, in addition to the possible implications of the ongoing investigation by the Israel Securities Authority mentioned above, including weakened visibility of the Bezeq dividend, which would affect Internet Gold’s access to financing sources. Should the Company succeed in implementing the planned replacement of the bond series, this can be expected to bolster its liquidity and mitigate its weak financial flexibility in the short term.

The above description of Midroog’s report is only a summary of the main points and it should not be relied upon as a complete description of the full report. The full and report can be viewed at: http://maya.tase.co.il/.